The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

PCCW Limited
SUNDAY COMMUNICATIONS LIMITED
(Incorporated in Hong Kong with limited liability)	(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 0008)	(Stock Code: 0866)

DESPATCH OF COMPOSITE OFFER AND RESPONSE DOCUMENT
RELATING TO THE
MANDATORY UNCONDITIONAL CASH OFFER
by
CITIGROUP GLOBAL MARKETS ASIA LIMITED
for and on behalf of
PCCW MOBILE HOLDING NO. 2 LIMITED
a wholly-owned subsidiary of
PCCW LIMITED

The composite offer document, together with the accompanying form of acceptance and transfer for the SUNDAY Shares which are subject to the Offer and the accompanying form of acceptance and cancellation for the outstanding share options of SUNDAY granted under its share option scheme approved and adopted on 1st March, 2000, will be despatched to the shareholders and option holders of SUNDAY on 8th July, 2005.

Shareholders and option holders of SUNDAY are encouraged to read the composite offer document carefully, including the recommendations of the independent board committee of SUNDAY established in respect of the Offer and the advice from the independent financial advisor, ING Bank N.V., to the independent board committee of SUNDAY, before deciding whether or not to accept the Offer.

The closing time and date of the Offer will be at 4:00 p.m. on 29th July, 2005, unless the Offeror revises or extends the Offer in accordance with the Takeovers Code.

INTRODUCTION

Reference is made to the joint announcement of PCCW and SUNDAY dated 22nd June, 2005. Unless the context otherwise requires, capitalised terms and expressions used in this announcement which are not defined herein shall have the same respective meanings assigned to those terms and expressions in the joint announcement dated 22nd June, 2005.

DESPATCH OF THE COMPOSITE OFFER DOCUMENT

The composite offer document, together with the accompanying form of acceptance and transfer for the SUNDAY Shares which are subject to the Offer and the accompanying form of acceptance and cancellation for the outstanding share options of SUNDAY granted under its share option scheme approved and adopted on 1st March, 2000, will be despatched to the shareholders and the option holders of SUNDAY on 8th July, 2005.

Shareholders and option holders of SUNDAY are encouraged to read the composite offer document carefully, including the recommendations of the independent board committee of SUNDAY established in respect of the Offer and the advice from the independent financial advisor, ING Bank N.V., to the independent board committee of SUNDAY, before deciding whether or not to accept the Offer.

Set out below is the expected timetable for the Offer:

Opening date of the Offer	Friday, 8th July, 2005

Latest time and date for acceptance of the Offer (Note 1)	4:00 p.m. on Friday, 29th July, 2005

Closing date of the Offer	Friday, 29th July, 2005

Announcement in respect of the closing of the Offer and acceptances under the Offer
to appear in at least one Chinese newspaper and one English newspaper on	Monday, 1st August, 2005

Latest date for posting of remittances for the amounts due under the Offer
in respect of valid acceptances (Note 2)	Monday, 8th August, 2005

        Notes:

1. The Offer, which is unconditional, will be closed on Friday, 29th July, 2005 unless the Offeror revises or extends the Offer in accordance with the Takeovers Code. Acceptances tendered after 4:00 p.m. on Friday, 29th July, 2005 will only be valid if the Offer is revised or extended. If the Offeror decides to extend the Offer, at least 14 days' notice in writing will be given, before the Offer is closed, to those shareholders and option holders of SUNDAY who have not accepted the Offer.

2. Remittances in respect of the consideration payable for the SUNDAY Shares and the outstanding share options tendered under the Offer will be posted to shareholders and option holders of SUNDAY as soon as practicable, but in any event within ten days after the receipt of the valid requisite documents from the accepting shareholders or option holders (as the case may be) of SUNDAY by (in the case of SUNDAY Shares) SUNDAY's branch share registrar in Hong Kong at the address specified in the composite offer document, or (in the case of outstanding share options) SUNDAY at the address specified in the composite offer document.

By Order of the Board	By Order of the Board
PCCW Limited	SUNDAY Communications Limited
Hubert Chak	Raymond Wai Man Mak
Company Secretary	Company Secretary

Hong Kong, 7th July, 2005

As at the date of this announcement, the directors of PCCW are as follows:

Executive Directors:
Li Tzar Kai, Richard (Chairman); So Chak Kwong, Jack (Deputy Chairman and Group Managing Director); Yuen Tin Fan, Francis (Deputy Chairman); Peter Anthony Allen; Alexander Anthony Arena; Chung Cho Yee, Mico; Lee Chi Hong, Robert; Dr Fan Xingcha

Non-Executive Directors:
Sir David Ford, KBE, LVO; Zhang Chunjiang; Dr Tian Suning (Deputy Chairman)

Independent Non-Executive Directors:
Prof Chang Hsin-kang; Dr Fung Kwok King, Victor; Dr The Hon Li Kwok Po, David, GBS, JP; Sir Roger Lobo, CBE, LLD, JP; Aman Mehta; The Hon Raymond George Hardenbergh Seitz

As at the date of this announcement, the directors of SUNDAY are as follows:

Executive Directors:
Richard John Siemens (Co-Chairman); Edward Wai Sun Cheng (Co-Chairman); William Bruce Hicks (Group Managing Director); Kuldeep Saran; Andrew Chun Keung Leung

Non-Executive Directors:
Kenneth Michael Katz; Hongqing Zheng

Independent Non-Executive Directors:
John William Crawford; Henry Michael Pearson Miles; Robert John Richard Owen

The directors of PCCW jointly and severally accept full responsibility for the accuracy of the information contained in this announcement relating to PCCW and/or the Offeror and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement relating to PCCW and/or the Offeror have been arrived at after due and careful consideration and there are no other facts not contained in this announcement relating to PCCW and/or the Offeror the omission of which would make any statements in this announcement relating to PCCW and/or the Offeror misleading.

The directors of SUNDAY jointly and severally accept full responsibility for the accuracy of the information contained in this announcement relating to SUNDAY and/or its subsidiaries and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement relating to SUNDAY and/or its subsidiaries have been arrived at after due and careful consideration and there are no other facts not contained in this announcement relating to SUNDAY and/or its subsidiaries the omission of which would make any statements in this announcement relating to SUNDAY and/or its subsidiaries misleading.